As filed with the United States Securities and Exchange Commission on June 10, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC BOOKER MINERALS INC.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

AMERICAN EAGLE GOLD CORP.

(Bidder)

Common Shares, no par value

(Title of Class of Securities)

69403R108

(CUSIP Number of Class of Securities (if applicable))

Anthony Moreau

Chief Executive Officer

American Eagle Gold Corp.

141 Adelaide Street W

Toronto, Ontario, M5H 3L5 Canada

(416) 644-1567

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

American Eagle Gold Corp.

141 Adelaide Street W

Toronto, Ontario, M5H 3L5 Canada

April 14, 2026

(Date tender offer published, sent or given to security holders)

EXPLANATORY NOTE

American Eagle Gold Corp. (“American Eagle” or “Offeror”) hereby further amends the Schedule 14D-1F originally filed with the U.S. Securities and Exchange Commission on April 14, 2026 (the “Initial Schedule 14D-1F”), as amended by Amendment No. 1 filed with the U.S. Securities and Exchange Commission on May 28, 2026 (“Amendment No. 1”), and as amended by Amendment No. 2 filed with the U.S. Securities and Exchange Commission on June 8, 2026 (“Amendment No. 2” and the Initial Schedule 14D-1F as amended by Amendment No. 1,Amendment No. 2, and this Amendment 3, the “Schedule 14D-1F”) to provide additional information regarding the basis for terminating the takeover bid. The board of directors of American Eagle determined to withdraw the offer in accordance with its terms. The offer contained, among others, the following conditions: “In addition, subject to applicable Laws, the Offeror shall have the right to withdraw the Offer (or extend the Offer to postpone taking up and paying for any Shares tendered to the Offer), and shall not be required to take up, purchase or pay for, any Shares tendered to the Offer unless all of the following conditions are satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time or such earlier or later time during which Shares may be deposited under the Offer, excluding the Mandatory Extension Period or any extension(s) thereafter:…(e) the Company and the Company Board shall not have taken any defensive actions or measures to limit the ability of the Offeror to complete the transactions contemplated in the Offer (including the adoption or implementation of any shareholder rights plan, change in capital structure of the Company, issuance of any Shares or securities convertible into Shares, or taken any other action that provides rights to the Shareholders to purchase any securities of the Company as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction)…(xiv)  any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to the Company, or entering into any agreement or agreement in principle to do any of the foregoing.” The reason for the withdrawal was that, as disclosed in a press release issued by Pacific Booker on April 30, 2026, Pacific Booker was undertaking a dilutive placement which would create a blocking group for the takeover bid to succeed.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

(a)	Offer and Circular dated April 14, 2026 (the “Offer and Circular”), including the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, copies of which were filed as Part I of the initial the Schedule 14D-1F filed with the U.S. Securities and Exchange Commission on April 14, 2026, as amended by Amendment No. 1.
(b)	Press release, dated April 14, 2026 relating to American Eagle’s offer for all outstanding common shares of Pacific Booker.

Item 2. Informational Legends

See the outside front cover page of the Offer and Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description
2.1*	Press release, dated April 14, 2026 relating to American Eagle’s offer for all outstanding common shares of Pacific Booker
2.2**	Press Release, dated June 5, 2026 captioned “American Eagle Gold Terminates Take-Over Bid for Pacific Booker Minerals”
3.1*	Offer and Circular
3.2*	Audited Consolidated Financial Statements For The Years Ended December 31, 2024 and 2023 and Management's Discussion and Analysis Thereof
3.3*	Unaudited Condensed Consolidated Interim Financial Statements For The Three and Nine Months Ended September 30, 2025 and Management's Discussion And Analysis Thereof
3.4*	Unaudited Pro Forma Financial Statements
4.1*	Consent of McGovern Hurley LLP
4.2*	Consent of Qualified Person, Mark Bradley
4.3*	Consent of DLA Piper (Canada) LLP
107*	Filing Fee

*	Incorporated herein by reference to Registration Statement on Form F-10 filed with the SEC on April 14, 2026.
**	Incorporated by reference to Form 425 previously filed with the SEC on June 5, 2026.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of initially filing this Schedule, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, American Eagle Gold Corp. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2026		AMERICAN EAGLE GOLD CORP.

	By:	/s/ Anthony Moreau
Name: Anthony Moreau
Title: Chief Executive Officer